SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934

Amendment No. 6

WHOLE EARTH BRANDS, INC.
(Name of the Issuer)

Whole Earth Brands, Inc.
Sweet Oak Parent LLC (f/k/a Ozark Holdings LLC)
Sweet Oak Holdings LP
Sababa Holdings Free LLC
Mariposa Capital, LLC
Martin E. Franklin Revocable Trust
Sir Martin E. Franklin
Michael Franklin
(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

96684W100
(CUSIP Number of Class of Securities)

Rajnish Ohri Jeff Robinson Co-Chief Executive Officers Whole Earth Brands, Inc. 125 S. Wacker Drive Suite 1250 Chicago, IL 60606 (312) 840-6000
Sweet Oak Parent LLC (f/k/a Ozark Holdings LLC)
Sweet Oak Holdings LP
Sababa Holdings Free LLC
Martin E. Franklin Revocable Trust
Mariposa Capital, LLC
Sir Martin E. Franklin
Desiree DeStefano
500 South Pointe Drive, Suite 240
Miami Beach, Florida 33139
(786) 482-6333
Michael Franklin c/o Kane Kessler, P.C. 600 Third Avenue, 35th Floor New York, NY 10016 (212) 519-5103
(Name, Address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Christopher P. Giordano, Esq. Jon Venick, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4500	Alan Annex, Esq. Brian J. Gavsie, Esq. Dmitriy Tartakovskiy, Esq. Laurie Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 Tel: (954) 765-0500	Robert L. Lawrence, Esq. Kane Kessler, P.C. 600 Third Avenue, 35th Floor New York, NY 10016 (212) 519-5103

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 6 (“Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”):  (1) Whole Earth Brands, Inc., a Delaware corporation (“Whole Earth” or the “Company”) and the issuer of the common stock, par value $0.0001 per share (“Company Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Sweet Oak Parent LLC (f/k/a Ozark Holdings LLC), a Delaware limited liability company (“Parent”); (3) Sweet Oak Holdings LP, a Delaware limited partnership and an indirect parent entity of Parent (“NewCo”); (4) Sababa Holdings FREE LLC, a Delaware limited liability company (“Sababa”); (5) Mariposa Capital, LLC, a Delaware limited liability company (“Mariposa”); (6) the Martin E. Franklin Revocable Trust (the “Franklin Trust”); (7) Mr. Michael Franklin; and (8) Sir Martin E. Franklin (“Franklin,” and together with Sababa, Mariposa and the Franklin Trust, the “Franklin Parties”).

The Transaction Statement relates to the Agreement of Merger, dated February 12, 2024 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Whole Earth, Parent and Sweet Oak Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub was merged with and into Whole Earth (the “Merger”), with Whole Earth surviving the Merger. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that prior to the Merger, the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company.  Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person.  No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds.  Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, Whole Earth is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15.	Additional Information

(c) Other material information.  Item 15(c) is hereby amended and supplemented as follows:

On July 31, 2024, at a special meeting of Whole Earth stockholders, Whole Earth’s stockholders voted to approve a proposal to adopt the Merger Agreement.

On August 5, 2024, Whole Earth filed a Certificate of Merger with the Secretary of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Whole Earth became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (A) shares of Company Common Stock owned by the Company or any of the Company’s wholly owned subsidiaries or Parent or any of Parent’s affiliates (collectively, “Excluded Shares”) and (B) shares of Company Common Stock held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) was cancelled and automatically converted into the right to receive cash consideration equal to $4.875 per share of Common Stock (the “Per Share Merger Consideration”).

As of the Effective Time, the Excluded Shares were cancelled and extinguished without any conversion thereof or consideration paid therefor.

In addition, pursuant to the Merger Agreement, at the Effective Time, (1) each (i) award of restricted Company Common Stock became fully vested and was treated as a share of Company Common Stock issued and outstanding immediately prior to the Effective Time, (ii) each restricted stock unit award with respect to shares of Company Common Stock became fully vested and, after giving effect to such vesting, was automatically cancelled and converted into the right to receive an amount in cash (less any applicable tax withholding) equal to (A) the total number of shares of Company Common Stock underlying such award, multiplied by (B) the Per Share Merger Consideration, and (iii) each performance-based restricted stock unit award with respect to shares of Company Common Stock became fully vested based on target level achievement of all performance targets (without application of any modifier) and, after giving effect to such vesting, was automatically cancelled and converted into the right to receive any amount in cash (less any applicable tax withholding) equal to (Y) the total number of shares of Company Common Stock underlying such award, multiplied by (Z) the Per Share Merger Consideration; and (2) each warrant (each, a “Warrant”) to purchase shares of Company Common Stock pursuant to the Warrant Agreement, dated June 25, 2020, by and between Whole Earth and Continental Stock Transfer & Trust Company (as amended, the “Warrant Agreement”), outstanding immediately prior to the Effective Time automatically became exercisable solely for a cash amount equal to the Per Share Merger Consideration that such holder would have received if such Warrant had been exercised immediately prior to the Effective Time, provided, however, that if any holder of a Warrant properly exercises a Warrant within thirty (30) days following the date hereof, the exercise price of a Warrant shall be reduced to $2.398 per one-half share of Company Common Stock ($4.795 per whole share of Company Common Stock) and the holder of a Warrant will be entitled to receive the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such Warrant determined in accordance with Section 4.4 of the Warrant Agreement, which  was equal to approximately $0.0399 as of the close of trading on August 2, 2024, the last trading day prior to the Effective Time.

On August 5, 2024, Whole Earth notified the Nasdaq Capital Market (“Nasdaq”) that the Merger had been completed. As a result, Nasdaq suspended trading of the Company Common Stock and Warrants prior to the opening of trading on August 5, 2024. The Company requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Company Common Stock and all Warrants from Nasdaq and the deregistration of such shares and Warrants under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, Whole Earth intends to file with the SEC a certification on Form 15 requesting the termination of registration of the Company Common Stock and Warrants under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 16.	Exhibits

The following exhibits are filed herewith:

(a)(2)(i)	Proxy Statement of Whole Earth Brands, Inc. (included in Schedule 14A filed on June 24, 2024 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8-K, dated February 13, 2024 (included in Schedule 14A filed on February 13, 2024 and incorporated herein by reference).

(a)(3)(i)	Press Release, dated February 13, 2024 (included in Schedule 14A filed on February 13, 2024 and incorporated herein by reference).

(a)(5)(i)	Current Report on Form 8-K, dated July 31, 2024 (filed on July 31, 2024 and incorporated herein by reference).

(a)(5)(ii)	Current Report on Form 8-K, dated August 5, 2024 (filed on August 5, 2024 and incorporated herein by reference).

(c)(i)	Opinion of Jefferies LLC, dated February 12, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(ii)^	Discussion Materials of Jefferies LLC for the Special Committee, dated June 30, 2023.

(c)(iii)^	Discussion Materials of Jefferies LLC for the Special Committee, dated July 10, 2023.

(c)(iv)^	Discussion Materials of Jefferies LLC for the Disinterested Directors, dated July 14, 2023.

(c)(v)^	Discussion Materials of Jefferies LLC for the Special Committee, dated August 2, 2023.

(c)(vi)*+	Discussion Materials of Jefferies LLC for the Special Committee, dated October 16, 2023.

(c)(vii)*+	Discussion Materials of Jefferies LLC for the Special Committee, dated October 24, 2023.

(c)(viii)*+	Discussion Materials of Jefferies LLC for the Special Committee, dated November 4, 2023.

(c)(ix)^	Discussion Materials of Jefferies LLC for the Special Committee, dated January 17, 2024.

(c)(x)*+	Discussion Materials of Jefferies LLC for the Disinterested Directors, dated January 21, 2024.

(c)(xi)^	Discussion Materials of Jefferies LLC for the Disinterested Directors, dated February 12, 2024.

(c)(xii)*+	Discussion Materials of Citigroup Global Markets Inc. for Sababa, dated June 2023.

(c)(xiii)*+	Discussion Materials of Citigroup Global Markets Inc. for Sababa, dated October 2023.

(d)(i)	Agreement of Merger, dated as of February 12, 2024, by and among the Company, Parent, and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)
Debt Commitment Letter, dated as of February 12, 2024, by and among Parent, Silver Point Finance, LLC (acting directly or indirectly through its parent or one or more of its direct or indirect affiliates, managed funds or accounts) and Fortress Credit Corp. on behalf of itself and/or as agent on behalf of one or more funds or accounts managed by affiliates of Fortress Credit Corp. (incorporated by reference to Exhibit F to Amendment No. 4 to the Schedule 13D filed by the Franklin Parties on February 13, 2024).

(d)(iii)
Limited Guarantee, dated February 12, 2024, by each of Sababa, Rhône Partners VI L.P., Rhône Offshore Partners VI L.P. and Rhône Partners VI (DE) L.P. in favor of the Company (incorporated by reference to Exhibit G to Amendment No. 4 to the Schedule 13D filed by the Franklin Parties on February 13, 2024).

(d)(iv)
Letter Agreement, dated as of February 12, 2024, by and among Franklin, the Franklin Trust, Sababa and the Company (incorporated by reference to Exhibit H to Amendment No. 4 to the Schedule 13D filed by the Franklin Parties on February 13, 2024).

(d)(v)
Offer Letter, dated as of June 19, 2020, by and between the Company and Brian Litman with amendments dated as of January 20, 2021 and September 30, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).

(d)(vi)
Offer Letter, dated as of December 2, 2020, by and between the Company and Jeffrey Robinson (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).

(d)(vii)
Offer Letter, effective as of April 24, 2023, by and between the Company and Bernardo Fiaux (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the SEC on April 25, 2023).

(f)^	Section 262 of the Delaware General Corporation Law.

107^	Filing Fee Table.

*	Confidential treatment has been granted by the Securities and Exchange Commission with respect to the redacted portions of this exhibit.

^	Previously filed with the Schedule 13E-3 filed with the SEC on March 15, 2024.

+	Previously filed with the Schedule 13E-3 filed with the SEC on June 12, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WHOLE EARTH BRANDS, INC.

By:	/s/ Rajnish Ohri
Name:	Rajnish Ohri
Title:	Co-Chief Executive Officer

By:	/s/ Jeff Robinson
Name:	Jeff Robinson
Title:	Co-Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SWEET OAK PARENT LLC (F/K/A OZARK HOLDINGS LLC)

By: Sweet Oak GP, LLC, its manager

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Vice President and Treasurer

SWEET OAK HOLDINGS LP

By: Sweet Oak GP, LLC, its sole general partner

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Vice President and Treasurer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SABABA HOLDINGS FREE LLC

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Manager

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and trustee of the Martin E. Franklin Revocable Trust

SIR MARTIN E. FRANKLIN

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin

MARIPOSA CAPITAL, LLC

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MR. MICHAEL FRANKLIN

By:	/s/ Mr. Michael Franklin
Name:	Mr. Michael Franklin